VIA EDGAR AND E-MAIL

October 7, 2021

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Very Good Food Company Inc.

Registration Statement on Form F-10

File No. 333-260064

To Whom It May Concern:

On behalf of The Very Good Food Company Inc., a Canadian corporation (the “Registrant”), enclosed is the final receipt issued by the British Columbia Securities Commission with respect to the final amended and restated prospectus contained in the Registrant’s Registration Statement on Form F-10 (File No. 333-260064). We hereby request that the U.S. Securities and Exchange Commission (the “Staff”) declare the Registration Statement effective as of 4:30 p.m., New York time, on October 8, 2021, or as soon as possible thereafter.

If the Staff has any questions, please contact Christopher R. Bornhorst, Esq. of Torys LLP, our outside U.S. counsel, at (212) 880-6047.

Sincerely,

THE VERY GOOD FOOD COMPANY INC.

By:	/s/ Mitchell Scott
Name: Mitchell Scott
Title: Chairman and Chief Executive Officer

[Signature Page F-10 Acceleration Request Letter]

RECEIPT

The Very Good Food Company Inc.

This is the receipt of the British Columbia Securities Commission for the Amended and Restated Short Form Base Shelf Prospectus dated October 5, 2021 (the amended prospectus) amending and restating the First Amended and Restated Short Form Base Shelf Prospectus of the above Issuer dated September 30, 2021.

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the amended prospectus.

The amended prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Yukon, Nunavut and Northwest Territories. A receipt for the amended prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

October 6, 2021

S. Anne Bruchet

S. Anne Bruchet, CPA, CA

Senior Securities Analyst, Corporate Finance

SEDAR Project Number 3261589

Tel: 604 899-6500 Fax: 604 899-6506 Toll Free: 1 800-373-6393 www.bcsc.bc.ca

P.O. Box 10142, Pacific Centre, 701 West Georgia Street Vancouver, BC, Canada V7Y 1L2